

Mail Stop 3561

April 1, 2010

Mr. David Roff
Chief Executive Officer and Chief Financial Officer
Arkson Neutraceuticals, Corp.
27 Chicora Ave
Toronto Ontario, Canada M5R 1T7

      Re: **Arkson Neutraceuticals, Corp.**
              Form 10-K for Fiscal Year Ended
              June 30, 2009
              Filed September 4, 2009
              Amendment filed March 1, 2010
              File No. 000-52458

Dear Mr. Roff:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              Tia Jenkins
              Senior Assistant Chief Accountant
              Office of Beverages, Apparel and
              Health Care Services